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                                  EXHIBIT 16.1



                                                           [Andersen Letterhead]


June 27, 2002



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first five paragraphs of Item 4 included in the Form 8-K dated June 27, 2002 of Sonus Networks, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,



/s/ Arthur Andersen LLP



cc:  Mr. Stephen Nill, Chief Financial Officer, Sonus Networks, Inc.